UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Anthracite Capital, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Common Stock	037023108
(CUSIP Number)

James Allen
Credit Suisse
Eleven Madison Avenue
New York, New York 10010
(212) 325-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 15, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 037023108

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) RECP IV Cite CMBS Equity, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO - See Item 3
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
	7	Sole Voting Power	0

Number of Shares	8	Shared Voting Power	12,853,006
Beneficially Owned by
Each Reporting Person	9	Sole Dispositive Power	0
With
	10	Shared Dispositive Power	12,853,006

11	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) See Item 5
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 037023108

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) DLJ Real Estate Capital Partners IV, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO - See Item 3
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
	7	Sole Voting Power	0

Number of Shares	8	Shared Voting Power	12,853,006
Beneficially Owned by
Each Reporting Person	9	Sole Dispositive Power	0
With
	10	Shared Dispositive Power	12,853,006

11	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) See Item 5
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 037023108

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) DLJ Real Estate Capital IV, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO - See Item 3
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
	7	Sole Voting Power	0

Number of Shares	8	Shared Voting Power	12,853,006
Beneficially Owned by
Each Reporting Person	9	Sole Dispositive Power	0
With
	10	Shared Dispositive Power	12,853,006

11	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) See Item 5
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 037023108

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) DLJ Real Estate Capital IV, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO - See Item 3
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
	7	Sole Voting Power	0

Number of Shares	8	Shared Voting Power	12,853,006
Beneficially Owned by
Each Reporting Person	9	Sole Dispositive Power	0
With
	10	Shared Dispositive Power	12,853,006

11	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) See Item 5
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 037023108

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Credit Suisse
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO - See Item 3
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or Place of Organization Switzerland
	7	Sole Voting Power	0

Number of Shares	8	Shared Voting Power	13,053,357
Beneficially Owned by
Each Reporting Person	9	Sole Dispositive Power	0
With
	10	Shared Dispositive Power	13,053,357

11	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) See Item 5
14	Type of Reporting Person (See Instructions) BK, HC

Item 1.	Security and Issuer

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D previously filed by the Reporting Persons with the Securities and Exchange Commission on March 16, 2008 (the “Schedule 13D”) relating to the common stock, par value $0.001 per share, of Anthracite Capital, Inc., a Maryland corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings given to them in the original Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following information at the end thereof.

RECP IV ANTH, LLC, a Delaware limited liability company and a subsidiary of RECP IV, and the Issuer (each a “Member,” and collectively the “Members”) formed Anthracite JV LLC, a joint venture, pursuant to that certain Limited Liability Company Agreement of Anthracite JV LLC, dated May 15, 2008, for the purpose of investing in domestic commercial mortgage backed securities. Each Member has a 50% voting interest in Anthracite JV LLC through the managers each Member appointed to the board of managers of Anthracite JV LLC. RECP IV ANTH, LLC contributed a disproportionate share of the capital contribution to Anthracite JV LLC. All payments, including payments of profits or losses, made by or to RECP IV ANTH, LLC will be made in accordance with its disproportionate share of its capital contribution to Anthracite JV LLC. Anthracite JV LLC and BlackRock Financial Management, Inc. (“BlackRock”) entered into that certain Investment Management Agreement, dated May 15, 2008, pursuant to which BlackRock is responsible for the management of the assets of Anthracite JV LLC, including, subject to the approval of the board of managers of Anthracite JV LLC, to perform all acts and enter into all contracts and other undertakings related to financing, investing or reinvesting such assets. BlackRock is an affiliate of the Issuer.

The description of the Limited Liability Company Agreement of Anthracite JV LLC is qualified in its entirety by reference to such agreement which is filed as Exhibit 99.7 to this Amendment No. 1 to Schedule 13D and which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following information at the end thereof.

Exhibit 99.7
Limited Liability Company Agreement of Anthracite JV LLC by and between RECP IV ANTH, LLC, a Delaware limited liability company, and Anthracite Capital, Inc., a Maryland corporation, dated May 15, 2008

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: May 20, 2008

RECP IV CITE CMBS EQUITY, L.P.

By:	RECP IV Cite CMBS Investors, L.L.C.

By:	/s/ James D. Allen
	Name:	James D. Allen
	Title:	Vice President

DLJ REAL ESTATE CAPITAL PARTNERS IV, L.P.

By:	DLJ Real Estate Capital IV, L.P., its general partner

By:	DLJ Real Estate Capital IV, Inc., its general partner

By:	/s/ James D. Allen
	Name:	James D. Allen
	Title:	Vice President

DLJ REAL ESTATE CAPITAL IV, L.P.

By:	DLJ Real Estate Capital IV, Inc., its general partner

By:	/s/ James D. Allen
	Name:	James D. Allen
	Title:	Vice President

DLJ REAL ESTATE CAPITAL IV, INC.

By:	/s/ James D. Allen
	Name:	James D. Allen
	Title:	Vice President

CREDIT SUISSE

By:	/s/ Ivy Dodes
	Name:	Ivy Dodes
	Title:	Managing Director

EXHIBIT INDEX

Exhibit 99.1	Securities Purchase Agreement by and between RECP IV Cite CMBS Equity, L.P., a Delaware limited partnership, and Anthracite Capital, Inc., a Maryland corporation, dated as of April 4, 2008*

Exhibit 99.2	Articles Supplementary 12% Series E-1 Cumulative Convertible Redeemable Preferred Stock*

Exhibit 99.3	Articles Supplementary 12% Series E-2 Cumulative Convertible Redeemable Preferred Stock*

Exhibit 99.4	Articles Supplementary 12% Series E-3 Cumulative Convertible Redeemable Preferred Stock*

Exhibit 99.5	Resale Registration Rights Agreement by and between RECP IV Cite CMBS Equity, L.P., a Delaware limited partnership, and Anthracite Capital, Inc., a Maryland corporation, dated as of April 4, 2008*

Exhibit 99.6
Joint Filing Agreement by and among RECP IV Cite CMBS Equity, L.P., a Delaware limited partnership, DLJ Real Estate Capital Partners IV, L.P., a Delaware limited partnership, DLJ Real Estate Capital IV, L.P., a Delaware limited partnership, DLJ Real Estate Capital IV, Inc., a Delaware corporation and Credit Suisse, a Swiss bank, dated April 14, 2008*

Exhibit 99.7
Limited Liability Company Agreement of Anthracite JV LLC by and between RECP IV ANTH, LLC, a Delaware limited liability company, and Anthracite Capital, Inc., a Maryland corporation, dated May 15, 2008

* Previously filed.